SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of August, 2023

Commission File Number 1565025

AMBEV S.A.

(Exact name of registrant as specified in its charter)

AMBEV S.A.

(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

AMBEV S.A.

CNPJ/ME No. 07.526.557/0001-00

NIRE 35.300.368.941

MATERIAL FACT NOTICE

Ambev S.A. (“Company”) informs that, in compliance with the provisions of CVM Resolution No. 44/2021, the management revised, on this date, the expected increase in Cash COGS per hectoliter for its beer business in Brazil from 6.0 to 9.9% to 2.5 to 5.5% in 2023 (excluding the sale of non-Ambev products on the marketplace), considering that certain factors capable of influencing our costs, such as inflation, unhedged commodity prices, products mix and the Company's operational performance are better than expected.

This material fact notice refers to a projection that shall not constitute a promise of performance, reflecting only the perception of the Company’s management, and is subject to risks and uncertainties. Projections consider several factors such as general economic, market and industry conditions that are beyond the Company’s management control. Any changes in assumptions or factors could cause actual results to differ from the projections made.

Additional information can be found in our quarterly information form (ITR) for the 2nd quarter ended on June 30, 2023 and respective earnings release, both available on the Securities and Exchange Commission and the Company’s investor relations’ websites.

São Paulo, August 3rd, 2023.

Ambev S.A.

Lucas Machado Lira

Chief Financial and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 2, 2023

AMBEV S.A.

By:	/s/ Lucas Machado Lira
Lucas Machado Lira Chief Financial and Investor Relations Officer